SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
 Amendment No. 5

TRW INC.
 (Name of Subject Company)

TRW INC.
 (Name of Person(s) Filing Statement)

Common Stock, Par Value $0.625 Per Share
Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of Class of Securities)

872649108
872649504
872649603
 (CUSIP Number of Class of Securities)

William B. Lawrence
Executive Vice President, General Counsel and Secretary
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Peter Allan Atkins
Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

     [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 1, 2002, April 3, 2002, and April 4, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1, 2, 3 and 4 thereto remains unchanged.

Item 4.	The Solicitation or Recommendation

     Section (e) of Item 4 is hereby amended and supplemented by adding the following paragraph at the end of the existing disclosure:

On March 12, 2002, Goldman Sachs delivered an oral opinion (in accordance with its customary practice regarding inadequacy opinions), and Credit Suisse First Boston also delivered an oral opinion on such date, which was confirmed in writing, in each case in connection with the Offer to the effect that, as of the date of such opinions, the Offer is inadequate to the holders of Common Shares from a financial point of view. A copy of Credit Suisse First Boston’s written opinion, which sets forth the assumptions made, procedures followed and limitations on the review undertaken, is filed as an Exhibit to this Schedule 14D-9 and is incorporated herein by reference. Shareholders are encouraged to read the written opinion of Credit Suisse First Boston in its entirety.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

     Item 5 is hereby amended and supplemented by adding the following paragraph to the end of the existing disclosure:

Directors, officers, investor relations personnel and other employees of TRW, and representatives of Goldman Sachs and Credit Suisse First Boston, may make solicitations in connection with the exchange offer for which they will not be separately compensated.

Item 9.	Exhibits

     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(10.1)	Presentation Regarding Voting Recommendation (revised page 8 to correct searchable text column titles)

(a)(13)	Opinion of Credit Suisse First Boston Corporation dated March 12, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

By:	/s/ William B. Lawrence William B. Lawrence Executive Vice President, General Counsel and Secretary

Dated: April 10, 2002